Filed Pursuant to Rule 424(b)(8)
Registration No. 333-137473

1st FRANKLIN FINANCIAL CORPORATION
PROSPECTUS DATED NOVEMBER 1, 2006
$75,000,000 VARIABLE RATE SUBORDINATED DEBENTURES

_________________________________________________

1st Franklin Financial Corporation is offering to sell Variable Rate Subordinated Debentures, referred to as the Debentures, in varying minimum purchase amounts that we will establish each week. On each Thursday, and for each separate minimum purchase amount, we will establish an interest rate and a time period after which the interest rate will adjust, referred to as an interest adjustment period, that may range from one month to four years.  The interest rate and the interest adjustment period of each Debenture are referred to as that Debenture's established features. Debentures having these established features will be offered and sold from each Thursday through the following Wednesday, and those established features will be applicable to all Debentures sold during that period.  Prior to the end of each Debenture's interest adjustment period, we will provide a holder of such Debenture with written notice of the upcoming interest rate adjustment, and the holder may elect to redeem his or her Debentures at the end of the interest adjustment period (or within the 14 day period after the interest adjustment date); if the holder does not so elect, the interest rate will automatically adjust to the then-current rate until the next interest adjustment date. All other provisions, including the interest adjustment period, will remain unchanged for the entire term of each Debenture not redeemed by the holder.

We will publish the most recently determined established features weekly in a local newspaper and on our web site at http://www.1ffc.com. You can also obtain a list of the most recently determined established features by calling or visiting our executive offices in Toccoa, Georgia. A Rule 424(b)(2) prospectus supplement setting forth the most recently determined established features will be filed weekly with the Securities and Exchange Commission.

We may redeem any Debenture, upon at least 30 days' written notice, at any time before its stated maturity for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption. Holders of Debentures may redeem their Debentures at the end of any interest adjustment period or within the 14 day period thereafter at a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption.  In addition, at the request of a holder of Debentures, we may, at our option, redeem that holder's Debentures during any interest adjustment period for a redemption price equal to the principal amount plus any accrued and unpaid interest at one-half the stated interest rate on that holder's Debentures up to the date of redemption.

Each Debenture initially matures four years from its date of issue, subject to earlier redemption by a holder without penalty at the end of any interest adjustment period or within the 14 day period thereafter.  We will provide a holder of a Debenture with written notice of the upcoming maturity of his or her Debenture and a then-current prospectus relating to the Debentures and, unless such holder acts to redeem such Debenture at the maturity date or within the 14 day period after the original maturity date, such maturity date will be automatically extended for one additional four-year period, subject to the same established features and early redemption rights that existed during the initial term of the Debenture.

There is not, nor is there likely to be, a market for the Debentures.

Investing in our Debentures involves risks. See "Risk Factors" beginning on page 7 for a description of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Debentures, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK AND THE DEBENTURES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.

	Price to Public	Underwriting Discounts and Commissions (a)	Proceeds to Company (b)
Per Debenture	100%	None	100%
Total	$75,000,000	None	$75,000,000

(a)

The Debentures are not being offered or sold pursuant to any underwriting or similar agreement, and no commissions or other remuneration will be paid in connection with their sale.  The Debentures will be sold at face value by our executive officers.

(b)	Before deduction of the Company's expenses, estimated at $63,525.

You should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with information different from that contained in this prospectus.  We are offering to sell, and seeking offers to buy, the securities registered by this prospectus only in jurisdictions where these offers and sales are permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities registered hereby.

TABLE OF CONTENTS

Prospectus Summary	4
Risk Factors	7
Ratios of Earnings to Fixed Charges	13
Use of Proceeds	13
Plan of Distribution	13
Where You Can Find More Information	14
Incorporation of Certain Information by Reference	14
Forward-Looking Information	15
Description of the Debentures	15
Legal Matters	20
Experts	20
Reports to Security Holders	20
Appendix I	21

PROSPECTUS SUMMARY

The following summary highlights some of the information from this prospectus and may not contain all of the information that may be important to you.  Before deciding whether to invest in the Debentures, you should read the entire prospectus, and the information that is incorporated by reference into the prospectus, carefully.

1st FRANKLIN FINANCIAL CORPORATION

1st Franklin Financial Corporation has been engaged in the consumer finance business since 1941, particularly in making consumer loans to individuals in relatively small amounts for short periods of time. Other lending activities include the purchase of sales finance contracts from dealers and the making of first and second mortgage loans on real estate to homeowners.  As of June 30, 2006, our business was operated through 106 branch offices in Georgia, 36 in South Carolina, 36 in Alabama, 29 in Mississippi and 17 in Louisiana.  We fund our loans through a combination of the issuance of short and longer-term debt securities, including our senior demand notes and the Debentures, as well as with borrowings from time to time under our credit facility.  Our credit facility provides for unsecured borrowings of up to $30.0 million or 80% of our net finance receivables (as defined in our credit agreement), whichever is less.  As of June 30, 2006, we had $21.6 million outstanding, and $8.4 million in unused borrowings, under our credit agreement.

We also offer optional credit insurance coverage to our customers when making a loan.  This coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance. Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request credit accident and health coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose credit property coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK AND THE DEBENTURES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.

Our principal executive office is located at 213 East Tugalo Street, Toccoa, Georgia 30577, and our phone number at that address is (706) 886-7571 or (800) 282-0709.

SUMMARY DESCRIPTION OF THE DEBENTURES
Denominations	Minimum denominations will be established weekly by us.
Indenture Trustee	The Debentures will be issued under an indenture between the Company and Synovus Trust Company, N.A., a successor in interest to Columbus Bank and Trust Company, as trustee.
Interest Rate	The interest rate is established at the time of purchase of a Debenture and compounded daily for each established amount.

Interest Rate Adjustment

The interest rate adjusts at the end of the interest adjustment period applicable to the specific Debenture to the then-current interest rate.  We will send a holder written notice of an upcoming interest rate adjustment, and the holder can elect to redeem his or her Debenture at such interest adjustment date or within the 14 day period thereafter or, after such date, continue to hold the Debenture and receive the then-current interest rate.

Interest Adjustment Period	The period of time, set when the Debenture is purchased, after which the interest rate on a specific Debenture is adjusted.
Notification of Interest Rate Adjustment

Written notice will be sent to a holder of a Debenture not less than seven days prior to the end of each applicable interest adjustment period, which notice will set forth the date of the upcoming interest rate adjustment, information regarding redemption, the approximate value of the Debenture (including all outstanding principal and any accrued but unpaid interest) and, if such Debenture is not redeemed, the interest rate which will be applicable for that Debenture after such date and until the next interest rate adjustment.

Payment of Interest	Interest is earned daily and is payable at any time promptly upon the holder’s request. A request for the payment of interest may be made in person or by telephone, fax, Internet or regular mail.
Notification of Upcoming Maturity

Written notice will be sent to a holder of a Debenture not less than 30 days prior to the maturity date of a particular Debenture, which notice will set forth the upcoming maturity date and information regarding renewal (if applicable) and redemption procedures.  A subsequent written notice will be sent not less than seven days prior to the maturity date and will set forth the upcoming maturity date, information regarding renewal (if applicable) and redemption procedures, the approximate maturity value of the Debenture (including all outstanding principal and any accrued but unpaid interest) and the interest rate which will be applicable on a renewal of that Debenture during the initial interest adjustment period following the upcoming maturity date.

Maturity

Each Debenture has an initial maturity date of four years from its date of issue, subject to earlier redemption by a holder without penalty at the end of any interest adjustment period or within the 14 day period thereafter, or by us as provided for herein. Additionally, if a Debenture is not redeemed at its original maturity date or within the 14 day period thereafter as provided for herein, the term of the Debenture will be automatically extended for one additional four-year term, subject to the same early redemption rights that existed during the initial term of the Debenture.

Redemption by Holder

Each Debenture may be redeemed by a holder at the end of each interest adjustment period applicable to the specific Debenture or within the 14 day period thereafter, or at maturity without penalty; redemption at any other time is at our discretion and is subject to an interest penalty.  We will send written notice to a holder not less than seven days in advance of an upcoming termination of an interest adjustment period and not less than 30 days in advance of, and again not less than seven days in advance of, an upcoming maturity date.

Redemption by 1st Franklin

1st Franklin may redeem a Debenture prior to its maturity upon 30 days' written notice to the holder for a price equal to the principal amount of the Debenture plus accrued and unpaid interest up to the date of redemption.

Extension of Maturity

The maturity of each Debenture will be automatically extended on its original terms for one additional four-year term, unless 1st Franklin or the holder acts to redeem the Debenture in accordance with the redemption provisions at the original maturity date or within the 14 day period thereafter.  During any extended maturity, a holder of a Debenture will have the same redemption rights such holder had during the original term of the Debenture.  We will send written notice and a then-current prospectus relating to the Debentures to holders not less than 30 days in advance of, and a second written notice not less than seven days prior to, a Debenture's upcoming maturity date.

Compound Interest	Debentures are offered at interest rates, set weekly, with interest compounded daily. Examples of annualized effective yields for daily compounded rates are set forth below:
	Example Nominal Rates	Effective Annual Rates
	3.00%	3.05%
	5.00	5.13
	5.50	5.65
	6.00	6.18
	6.25	6.45
	6.75	6.98
	7.00	7.25
	7.25	7.52

SUMMARY FINANCIAL INFORMATION

The tables below set forth certain summary consolidated financial data of 1st Franklin.  This information is only a summary, which was derived from, and should read it together with, 1st Franklin’s audited and unaudited consolidated historical financial statements and the related notes contained in the annual and quarterly reports, respectively, and the other information incorporated by reference in this prospectus.  These historical results are not necessarily indicative of our results or financial condition to be expected in the future.

	6 Months Ended
	June 30		Year Ended December 31
	2006	2005	2005	2004	2003
	(In thousands, except ratio data)
Selected Income Statement Data:
Revenues	$54,429	$50,186	$ 101,826	$ 98,459	$ 91,367
Net Interest Income	33,909	32,091	64,387	61,541	56,698
Interest Expense	5,203	3,740	8,016	7,137	6,813
Provision for Loan Losses	7,753	7,885	19,484	18,097	15,245
Income Before Income Taxes	5,870	4,984	7,621	7,527	11,159
Net Income	4,544	3,897	5,109	4,981	8,654
Ratio of Earnings to Fixed Charges	2.01	2.16	1.83	1.91	2.42

	As of June 30		As of December 31
	2006	2005	2005	2004	2003
	(In thousands, except ratio data)
Selected Balance Sheet Data:
Net Loans	$233,366	$211,376	$ 224,660	$ 218,893	$ 206,462
Total Assets	338,764	307,297	324,910	312,366	292,868
Senior Debt	177,735	164,524	180,713	168,668	148,204
Subordinated Debt	53,198	38,719	38,902	41,311	44,076
Stockholders’ Equity	95,054	90,866	91,185	87,102	83,844
Ratio of Total Liabilities To Stockholders’ Equity	2.56	2.38	2.56	2.59	2.49

RISK FACTORS

The risks described below set forth known material risks of purchasing the Debentures and investing in 1st Franklin.  You should carefully consider the risks described below, as well as the other information in the prospectus or incorporated by reference in the prospectus, before deciding whether to invest in the Debentures.  If any of the situations described in the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected.  In any of these events, you may lose part or all of your investment.

RISK FACTORS RELATING TO THE DEBENTURES

The Debentures may not be a suitable investment for you.

The Debentures may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to deciding whether to invest in Debentures.  The characteristics of the Debentures, including the maturity and interest rate, may not satisfy your investment objectives. The Debentures may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Before deciding whether to purchase Debentures, you should consider your investment allocation with respect to the amount of your contemplated investment in the Debentures in relation to your other investment holdings and the diversity of those holdings.

Because the Debentures are general, unsecured obligations and are subordinate to substantially all of our debt, the holders of our other debt have priority over the Debenture holders to recover invested amounts in the event we are unable to meet all of our obligations.

The Debentures are general, unsecured obligations of 1st Franklin and are subordinated in right of payment to substantially all of our other existing and future debt, except for our other Variable Rate Subordinated Debentures, which rank pari passu.  As of June 30, 2006, we had $177.7 million in senior debt outstanding, and we expect to issue more senior debt in the future.

Because the Debentures are subordinated obligations, in the event of our insolvency, bankruptcy or liquidation, or other similar proceeding, then the holders of senior debt and all other obligations senior to the Debentures will be entitled to receive payment in full of all principal and interest due to them before the holders of the Debentures are entitled to receive any payments.  We may not have sufficient assets after all such senior payments have been made to make any payments to you under the Debentures, including payments of interest when due or principal upon maturity.

Because the Debentures will have no sinking fund, security, insurance or guarantee, you may lose all or part of your investment in the Debentures if we do not have enough cash to pay the Debentures.

There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the Debentures.  The Debentures are not secured by any of our assets.  We will not contribute funds to a separate account, commonly known as a sinking fund, to make any interest or principal payments on the Debentures.  The Debentures are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other federal or state agency.  Therefore, if you invest in the Debentures, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the Debentures, then you may lose all or part of your investment.

Because we have substantial indebtedness that is senior to the Debentures, our ability to repay the Debentures may be impaired.

We have now, and expect that we will continue to have, a substantial amount of indebtedness, much of which is senior in right of repayment to the Debentures. As of June 30, 2006, we had $177.7 million in debt outstanding that ranks senior to the Debentures.

If we incur substantially more indebtedness that is senior to the Debentures, our ability to repay the Debentures may be impaired.

Subject to any limitations contained in any of our credit agreements, we may incur substantial additional indebtedness in the future. Any of these borrowings may be senior in payment preference to the Debentures. If we borrow more money, the risks to holders of Debentures described in this prospectus could increase.

Our management has broad discretion over the use of proceeds from this offering.

We expect to use the proceeds from the offering for general corporate purposes, including the repayment of senior and other debt as it becomes due.  Because no specific allocation of the proceeds is required in the Indenture, our management will have broad discretion in determining how the proceeds of the offering will be used.

Because there are only limited restrictions on our activities under the Indenture, you will have only limited protections under the Indenture.

In comparison to the restrictive covenants that are imposed on us by our existing credit agreement, the Indenture that governs the Debentures contains relatively minimal restrictions on our activities. In addition, the Indenture contains only limited events of default other than our failure to timely pay principal and interest on the Debentures. Because there are only very limited restrictions and limited events of default under the Indenture, we will not be restricted from issuing additional debt that is senior to the Debentures. Further, if we default in any payment on the Debentures or otherwise under the indenture, you will likely have to rely on the Trustee to exercise your remedies on your behalf. You may not be able to seek remedies against us directly.

Because we may redeem the Debentures at any time, you may be subject to reinvestment risk.

We have the right to redeem any Debenture at any time prior to its stated maturity upon 30 days' written notice to you.  The Debentures would be redeemed at 100% of the principal amount plus accrued but unpaid interest up to the redemption date.  Any such redemption may have the effect of reducing the income or return on investment that you would otherwise receive on an investment in the Debentures by reducing the term of the investment.  If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the Debentures.

RISK FACTORS RELATING TO 1st FRANKLIN

Because we require a substantial amount of cash to service our debt, we may not be able to pay our obligations under the Debentures.

To service our indebtedness, we require a significant amount of cash.  Our ability to generate cash depends on many factors, including our successful financial and operating performance.  We cannot assure you that our business strategy will continue to succeed or that we will achieve our anticipated financial results.

If we do not achieve our anticipated results, we may not be able to generate sufficient cash flow from operations or to obtain sufficient funding to satisfy all of our obligations, including our obligations under the Debentures.

Because we depend on liquidity to operate our business, a decrease in the sale of our debt securities or an increase in requests for their redemption may make it more difficult for us to pay our obligations under the Debentures.

Our liquidity depends on, and we fund our operations through, the sale of our debt securities, the continued availability of unused borrowings under our credit agreement and the collection of our receivables.  Numerous existing investment alternatives have resulted in investors evaluating more critically their investment opportunities.  We cannot assure you that the Debentures will have interest rates and redemption terms which will generate sufficient sales to meet our liquidity requirements.

The Debentures are subject to redemption at the end of any interest adjustment period prior to maturity at the option of the Debenture holder and may be requested to be redeemed during an interest adjustment period, although we are not obligated to accept requests for redemption of Debentures during any interest adjustment period, and any of those requests are subject to one-half the interest earned since the most recent interest adjustment date, if applicable, or the purchase date.  It is possible that a significant number of redemption requests could adversely affect our liquidity.

In either event, our reduced liquidity could negatively impact our ability to pay the principal and interest on the Debentures when due.

All of our offers and sales of securities must comply with applicable securities laws, or we could be liable for damages, which could impact our ability to make payments on the Debentures.

Offers and sales of all of our securities, including the Debentures, must comply with all applicable federal and state securities laws, including Section 5 of the Securities Act of 1933.  If any of our offers, including those made pursuant to newspaper or radio advertisements, or sales are found not to be in compliance with any of these laws, we could be liable to certain purchasers of the security, could be required to repurchase the security, or could be liable for damages or other penalties.  If we are required to repurchase any of our securities other than in the ordinary course of our business as a result of any such violation, or otherwise are found to be liable for any damages or penalties as a result of any such violation, our financial condition could be materially adversely affected.  Any such adverse affect on our financial condition could materially impair our ability to pay principal and interest on the Debentures.

We depend on funds from our credit facility to meet our obligations and fund a portion of our general operations.  If we are unable to continue to borrow under this credit facility, we may not be able to pay our obligations under the Debentures.

We rely on borrowings under our credit facility to meet the redemption requests of our security holders and our other liquidity and operating requirements.  Our credit facility provides for maximum borrowings of $30.0 million or 80% of our net finance receivables (as defined in our credit agreement), whichever is less.  The credit facility generally has a commitment termination date of September 25 in each year. We have received an extension of this commitment termination date until November 25, 2006 while we negotiate an amendment to the credit agreement.  In the event of a commitment termination, all outstanding amounts under the credit facility would be immediately due and payable, unless we elected to have such amounts converted to a term loan, in which case such amounts would amortize over a three year period.   If written notice of termination is given under the credit facility, the outstanding balance of the loans must be paid in full three years after the commitment termination date. The bank also may terminate the credit facility if we violate any of the financial ratio requirements or covenants contained in the credit agreement.  If we lose our ability to borrow money under the credit facility or if the credit facility is terminated, we may not be able to make payments on the Debentures.

Because our liquidity also depends on receivables collections, if our collections are reduced, it may make it more difficult for us to pay our obligations under the Debentures.

Our liquidity is also dependent on, among other things, the collection of our receivables.  Delinquencies in our consumer finance receivables are likely to be affected by worsening general economic conditions and, because we mainly make loans to individuals who depend on their earnings to make repayments, are often dependent upon the continued employment of those people.  If general economic conditions worsen, or we are otherwise unable to collect on our receivables, we may not be able to make payments on the Debentures.

An increase in the interest we pay on our debt and borrowings can materially and adversely affect our net interest margin.

Net interest margin represents the difference between the amount that we earn on loans and investments and the amount that we pay on debt securities and other borrowings.  The loans we make in the ordinary course of our business are subject to the interest rate and regulatory provisions of each applicable state's lending laws and are sometimes made at fixed rates which are not adjustable during the term of the loan. Since some loans are made at fixed interest rates and are made using the proceeds from the sale of our fixed and variable rate securities (including the Debentures), we may experience a decrease in our net interest margin because increased interest costs cannot be passed on to all of our loan customers.  A reduction in our net interest margin could adversely affect our ability to make payments on the Debentures.

Neither the Company nor the Debentures will be rated by any nationally recognized statistical rating agency, and this may increase the risk of your investment.

Neither 1st Franklin nor the Debentures are, or are expected to be, rated by any nationally recognized statistical rating organization.  Typically, credit ratings assigned by such organizations are based upon an assessment of a company’s creditworthiness and are a measure used in establishing the interest rate that a company offers on debt securities it issues.  Without any such rating, it is possible that fluctuations in general economic, or industry specific, business conditions, changes in results of operations, or other factors that affect the creditworthiness of a debt issuer may not be fully reflected in the interest rate on any outstanding indebtedness of that issuer.  Investors in Debentures must depend solely on the creditworthiness of 1st Franklin for the payment of principal and interest on those securities.  In the absence of any third party credit rating, it is possible that the interest rates offered by the Company on its debt securities may not represent the credit risk that an investor assumes in purchasing Debentures.

Consumer finance companies such as the Company are subject to an increasing number of laws and government regulations, and if we fail to comply with these laws or regulations, our business may suffer and our ability to pay our obligations under the Debentures may be impaired.

Our operations are subject to increasing focus by federal, state and local government authorities and state attorneys general and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions on certain lending practices by companies in the consumer finance industry, sometimes referred to as "predatory lending" practices.  These requirements and restrictions, among other things:

•

require that we obtain and maintain certain licenses and qualifications;

•

limit the interest rates, fees and other charges that we are allowed to charge;

•

require specified disclosures to borrowers;

•

limit or prescribe other terms of our loans;

•

govern the sale and terms of insurance products that we offer and the insurers for which we act as agent; and

•

define our rights to repossess and sell collateral.

In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the loans we make.  Although we believe that we are in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance that a change in any of those laws, or in their interpretation, will not make our compliance therewith more difficult or expensive, restrict our ability to originate loans, further limit or restrict the amount of interest and other charges we earn under such loans, or otherwise adversely affect our financial condition or business operations.  The burdens of complying with these laws and regulations, and the possible sanctions if we do not so comply, are significant, and may result in a downturn in our business or our inability to carry on our business in a manner similar to how we currently operate.

If we experience unfavorable litigation results, our ability to pay our obligations under the Debentures may be impaired.

As a consumer finance company, we are subject to various consumer claims and litigation seeking damages and statutory penalties.  The damages and penalties claimed by consumers and others can be substantial.  The relief requested by the plaintiffs varies but generally includes requests for compensatory, statutory and punitive damages.  Unfavorable outcomes in any of our current or future litigation proceedings could materially and adversely affect our results of operations, financial condition and cash flows and our ability to make payments on the Debentures.

While we intend to vigorously defend ourselves against any of these proceedings, there is a chance that our results of operations, financial condition and cash flows could be materially and adversely affected by unfavorable outcomes which, in turn, could affect our ability to make interest payments on, or repay, the Debentures.

We are spending significant time and expense in order to comply with various provisions of the Sarbanes-Oxley Act, and this may reduce the resources we have available to focus on our core business.

In order to ensure compliance with the various provisions of the Sarbanes-Oxley Act, we are in the process of, among other things, evaluating our internal controls to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls systems.  We are performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404.  The processes involved in testing and maintaining internal controls also involves significant costs and can divert our management's attention from other matters that are important to our business.  Among other things, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404, and our independent auditors may not be able or willing to issue a favorable assessment of our conclusions.  Either of these, or any other failures to comply with the various requirements of the Sarbanes-Oxley Act, may require significant management time and expenses, and divert attention or resources away from our core business.

RATIOS OF EARNINGS TO FIXED CHARGES

For purposes of calculating the ratios of earnings to fixed charges below, we calculated earnings by adding fixed charges to income before income taxes.  Fixed charges consist of the interest on our indebtedness and the amount which we believe is representative of the interest factor component of our rent expense.

June 30	December 31
2006	2005	2004	2003	2002	2001
2.01	1.83	1.91	2.42	2.21	1.28
USE OF PROCEEDS

Net proceeds from sales of the Debentures, after payment of applicable expenses, will be placed in our general treasury.  No segregation of proceeds will be made, but we expect to use the net proceeds for the redemption of our outstanding senior and subordinated securities as those securities mature and as such debtholders request redemption over the next two years.  Our subordinated securities include Debentures of the same series as the Debentures offered by this prospectus; the senior securities include our senior demand notes, which are sold from time to time in varying principal amounts and at various interest rates.  We cannot presently estimate the amount of proceeds which will be required to make mandatory redemption payments.  Any proceeds not used for redemptions will be used to repay bank borrowings and repay amounts outstanding under our commercial paper program as those amounts come due, make additional consumer finance loans and for general operating purposes.

PLAN OF DISTRIBUTION

The Debentures will be offered by us through our executive officers.  No selling commissions or other remuneration will be paid directly or indirectly to any of our officers, directors or employees in connection with the sale of the Debentures.  All proceeds from sales of the Debentures will be placed in the general treasury of the Company as sales are made, as described in the "Use of Proceeds" section of this prospectus.  All offering expenses, including registration fees, printing, advertising,  postage and professional fees, will be paid by us.

There is no assurance that any or all of the Debentures offered by this prospectus will be sold. This offering, however, is not made contingent upon any minimum amount of Debentures being sold.

The Debentures will be sold and redeemed at our executive office located at 213 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577.  The telephone number is (706) 886-7571 or (800) 282-0709.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, and other information, with the SEC.  You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.  Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference into this prospectus is an important part of this prospectus.  Specifically, we are incorporating by reference the following:

(a)

The Annual Report of the Company on Form 10-K for the year ended December 31, 2005, filed on March 24, 2006;

(b)

The Quarterly Reports of the Company on Form 10-Q for the periods ended March 31, 2006 and June 30, 2006, filed on May 15, 2006 and August 11, 2006, respectively; and

(c)

The Current Reports of the Company on Form 8-K, filed on March 17, 2006, April 7, 2996 and September 19, 2006; and

(d)

All other reports filed with the Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, since December 31, 2005.

Any statement contained in this prospectus or in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that any of the following modifies or supersedes such statement:

•

in the case of a statement in a previously filed document incorporated by reference in this prospectus, a statement contained in this prospectus; or

•

a statement contained in any prospectus supplement relating to the offering of Senior Demand Notes.

Any modified or superseded statement will not be deemed to constitute a part of this prospectus or any prospectus supplement, except as modified or superseded.  Except as provided by the above-mentioned exceptions, all information appearing in this prospectus and each prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

Copies of documents incorporated by reference will be provided without charge upon request to our Corporate Secretary at 213 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577, telephone number (706) 886-7571 or (800)-282-0709 (within Georgia) or (800) 700-7943 (outside of Georgia).  You can also access any or all of these filings free of charge at our website http://www.1ffc.com.  Information contained on our website does not constitute part of this prospectus, and you should rely only on the information contained, or specifically incorporated by reference, in this prospectus in deciding whether to invest in Senior Demand Notes.

FORWARD-LOOKING INFORMATION

This prospectus, and the information incorporated by reference in it, contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Such factors include the known risks we face that are described in the Risk Factors section of this prospectus and as otherwise may be described in our periodic reports that we file with the SEC from time to time. If any of the events described in the Risk Factors section or elsewhere in this prospectus occur, they could impact our ability to pay the interest and principal on the Senior Demand Notes, as well as have an adverse effect on our business, financial condition and results of operation.  We undertake no obligation to update any forward-looking statements.

DESCRIPTION OF THE DEBENTURES
General

The Variable Rate Subordinated Debentures we are offering will represent subordinated, unsecured debt obligations of 1st Franklin.  The Debentures will be issued under an Indenture dated October 31, 1984 between us and The First National Bank of Gainesville, Trustee, as amended.  In January 1995, Columbus Bank and Trust Company (as successor to the original trustee) transferred its trust operations to a separate affiliated trust company, Synovus Trust Company, N.A..  As a result of this transfer, Synovus Trust Company, N.A. became the successor in interest Trustee under the Indenture.  We have been informed that the counsel to Columbus Bank and Trust Company believes that, under applicable banking regulations and as a result of an agreement with us, Columbus Bank and Trust Company remains responsible to holders of Debentures for all actions of Synovus Trust Company, N.A. as if the actions were taken by Columbus Bank and Trust Company.  The terms and conditions of the Debentures include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.  The following is a summary of the material provisions of the Indenture.  For a complete understanding of the Debentures, you should review the definitive terms and conditions contained in the Indenture, which include definitions of certain terms used below.  A copy of the Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and is available from us at no charge upon request.

The Debentures are registered and issued without coupons in series form.  Any amount of any series may be issued.  There is no limit on the principal amount of Debentures of any series, or of all series issuable under the Indenture.  The dollar amount of Debentures outstanding under the Indenture as of June 30, 2006 was $53.2 million.  1st Franklin and the Trustee may amend the Indenture to limit the principal amount of a particular series or to allow additional series with no limitations as to the maximum amount of any increase or to the number of increases which may be made.  We may change the interest rates and the maturities of the Debentures offered by this prospectus and of any subsequent series which may be offered, provided that no such change will affect any Debenture of any series issued prior to the date of that change.

The Debentures are direct obligations of 1st Franklin, but are not secured by any collateral or lien.  In addition, the Debentures are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other agency or company. Investors must rely solely on 1st Franklin's ability to repay its obligations under the Debentures. Principal and interest are payable at our executive office in Toccoa, Georgia, which is sometimes referred to as the Investment Center.  The Debentures are executed by 1st Franklin and authenticated and delivered to the purchaser by the Trustee upon the written order of 1st Franklin.

Established Features of the Debentures

The Debentures offered by this prospectus are issued and dated as of the date when purchased.  The interest rate for a Debenture is compounded daily and is payable at any time at the holder's request.  An interest payment request may be made to 1st Franklin in person at the Investment Center or by telephone, fax, Internet or regular mail.  An interest payment request may be made by a holder one or more times from time-to-time, or a holder may request that such payments occur on a specified periodic basis until the redemption or maturity of the particular Debenture.

Each Debenture matures four years from the date of its issue, although the maturity thereof may be extended for one additional four-year term as described under "Extension After Maturity," in each case subject to earlier redemption as provided for herein and in the Debenture.

On a weekly basis, 1st Franklin will establish various minimum purchase amounts with corresponding interest rates and interest adjustment periods that will be available on Debentures that are sold beginning on the following Thursday and continuing through the Wednesday thereafter for each minimum purchase amount, all based upon Management's evaluation of general market conditions for investments with similar characteristics such as investment amount, redemption rights, risk profile and term to maturity. The interest rate offered on the Debentures will depend on the interest adjustment period selected by the holder from those offered by 1st Franklin.  At the time of an initial investment, a holder will select an interest adjustment period from those then being offered by 1st Franklin.  The selected interest adjustment period will remain unchanged for the term of the Debenture, including any extension of the original maturity date. During this period, the interest rate on a Debenture will not change.  At the end of each interest adjustment period, unless the Debenture is redeemed, the interest rate will automatically adjust to the then-current rate offered for Debentures with the same interest adjustment period. 1st Franklin anticipates that it will offer the Debentures with interest rate adjustment periods ranging from one month to four years.

Not less than seven days prior to the end of each interest adjustment period, we will send written notice to the holder of a Debenture of the interest rate to be applicable to the Debenture during the upcoming interest adjustment period, which will be the same interest rate that will be applicable to all new Debentures being offered during that week with the same interest adjustment period.  If the holder elects to retain the Debenture at the new rate, no action is required of the holder as the new rate will become effective as of the first day of the interest adjustment period.  If the holder elects not to accept the new rate, the holder can redeem the Debenture without penalty at the interest adjustment date or within the 14 day period after the interest adjustment date, referred to as the "grace period," either in person at, or by mail to, the Investment Center or, in certain limited circumstances, by fax.  See "Redemption at Request of Holder Prior to Maturity."

Debentures with the then-current established features will be available for purchase beginning on the Thursday after the date of the determination of such features through the following Wednesday.  The most recently determined established features will be applicable to all Debentures sold by us during that period.  We publish this information weekly in a newspaper of general circulation and on our web site maintained at http://www.1ffc.com or it can be obtained directly from us by calling or visiting our executive offices in Toccoa, Georgia.  The most recently determined established features will also be set forth in Rule 424(b)(2) prospectus supplements that will be filed weekly with the SEC.

Payment of Interest on the Debentures

Interest on the Debentures is earned daily and is payable promptly on the request therefor by the holder, subject to any limitations described in "Subordination" below.  A request for the payment of interest may be made in person at, or by mail to, the Investment Center, by telephone at (706) 886-7571 or (800) 282-0709, by fax at (706) 886-7369 or on the Internet by visiting our web site at http://www.1ffc.com and clicking on the "Contact Info" button and completing the form.  Any request for the payment of interest may be made by a holder one or more times from time-to-time, or may be made to occur at specified intervals, such as monthly, quarterly, semi-annually or annually for so long as the Debenture is outstanding.

Subordination

The payment of the principal and interest on the Debentures is subordinate in right of payment to all of our senior debt.  The term "senior debt" means all of our indebtedness outstanding at any time except debt that by its terms is not senior in right of payment to the Debentures and indebtedness represented by our outstanding Debentures, each of which are pari passu.  No sinking fund is required to be established to provide for payments on the Debentures.

In the event that the Debentures are declared due and payable before their expressed maturity because of a default under the Indenture, a holder of a Debenture will be entitled to payment only after all principal and interest on all senior debt has been paid in full.  Likewise, in the event of our insolvency, bankruptcy or liquidation, or other similar proceeding relating to 1st Franklin or to its creditors, as such, or to our property, or in the event of any dissolution or other winding up, whether or not involving insolvency or bankruptcy, then the holders of any senior debt and all other obligations senior to the Debentures will be entitled to receive payment in full of all principal and interest due to them before the holders of the Debentures are entitled to receive any payments.

The amount of our senior debt outstanding as of June 30, 2006 was $177.7 million.
Redemption by 1st Franklin Prior to Maturity

We may redeem any Debenture at any time prior to maturity for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption.  We will provide written notice to the holder of a Debenture whose Debentures are to be redeemed not less than 30 nor more than 60 days prior to the date fixed for redemption.  In the event the entire series of Debentures is not called for redemption, the redemption call will be made by the Trustee pro rata or by lot.

Redemption at Request of Holder Prior to Maturity

At the request of the holder, we will redeem any Debenture at the end of that Debenture's interest adjustment period or within the 14 day period after the interest adjustment date for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption.

If a request for redemption is made for a time other than at the end of an interest adjustment period or within the applicable grace period, or at maturity, we may, at our option, redeem that Debenture for a price equal to the principal amount plus one-half of any accrued and unpaid interest since the most recent interest adjustment date, if applicable, or the purchase date on that Debenture up to the date of redemption.

If the holder of a Debenture dies before its maturity, we may, at our option, redeem any Debenture held by that holder for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption.

All requests for redemption must be made either in person at, or by mail to, our executive offices in Toccoa, Georgia.  In the event a holder has lost, destroyed or had their Debenture stolen and such holder desires to redeem the same, redemption can be accomplished by completing the requisite form available from the Company and returning it to us in person or by mail, or by faxing it to us at the number above.

Extension After Maturity

Subject to redemption at the request of a holder at and as of the maturity date as described above, and our right to redeem a Debenture, the maturity of a Debenture will be automatically extended beyond its initial four-year term for one additional four-year period.  In the event of such an extension, all provisions of the Debenture will remain unchanged with the exception of the interest rate, which will change in accordance with the interest adjustment provision of that particular Debenture.  Written notice and a then-current prospectus relating to the Debentures will be sent to a holder of a Debenture not less than 30 days prior to the maturity date of a particular Debenture, which notice will set forth, among other things, the upcoming maturity date and information regarding renewal (if applicable) and redemption procedures.  A subsequent written notice will be sent not less than seven days prior to the maturity date and will set forth, among other things, the upcoming maturity date, information regarding renewal (if applicable) and redemption procedures, the approximate maturity value of the Debenture (including all outstanding principal and any accrued but unpaid interest) and the interest rate which will be applicable on a renewal of that Debenture for the initial interest adjustment period following the upcoming maturity date (if applicable).

In no event may the maturity of a Debenture be extended more than one additional term.

Restrictions on Additional Debt
There are no restrictions in the Indenture against the issuance of additional securities or the incurring of additional debt, including senior debt and secured obligations.
Successors

The Indenture generally permits a consolidation or merger between us and another entity.  It also permits the transfer or lease by us of all or substantially all of our assets.  These transactions are permitted if:

•

the resulting or acquiring entity, if other than us, is a corporation and assumes all of our responsibilities and liabilities under the Debentures and the Indenture; and

•

immediately after the transaction, and giving effect to the transaction, no event of default under the Indenture exists.

Modification of the Indenture

The Indenture contains provisions permitting 1st Franklin and the Trustee, with the consent of the holders of not less than two-thirds of the outstanding principal amount of the Debentures, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental Indenture or modifying in any manner the rights of the holders of such Debentures; provided, however, that no such supplemental Indenture can do any of the following:

•

change the fixed maturity of any Debenture;

•

reduce the principal amount of any Debenture;

•

reduce the rate, or change the time of payment of interest on any Debenture;

•

reduce the amount of Debentures whose holders must consent to an amendment; or

•

make any changes regarding the Indenture that relate to a waiver of default, the rights of holders to receive payments, and the requirements of consent of the holders of Debentures, in each case without the consent of the holder of each Debenture so affected.

We, along with the Trustee, may amend the Indenture to allow for the issuance of additional amounts of a particular series or additional series of Debentures without the consent of the holders of Debentures. There are no limitations as to the maximum amount of any increase or to the number of increases which may be made.  We may change the interest rates and the maturities of the Debentures offered by this prospectus and of any subsequent series which may be offered without entering into a supplemental indenture, provided that no such change will affect any Debenture of any series issued prior to the date of that change.

Events of Default and Notice Thereof

An event of default is generally defined by the Indenture to mean any of the following:

•

failure to pay principal on any Debenture when it becomes due;

•

failure to pay interest on any Debenture when it becomes due and the failure continues for 30 days;

•

failure, after notice from the Trustee or from the holders of at least 25% in principal amount of the Debentures of the affected series, to observe or perform within 30 days any of the covenants contained in the Indenture or Debentures; or

•

the occurrence of certain events of bankruptcy, insolvency or reorganization.

The Indenture provides that the Trustee will, within 90 days after its occurrence, give the registered holders of Debentures notice of any existing default known to the Trustee, but, except in case of a default in the payment of principal or interest, the Trustee may withhold such notice if and for so long as the Trustee in good faith determines that the withholding of such notice is in the interest of those holders.

Rights on Default

The Trustee by notice to 1st Franklin, or the holders of at least 25% in principal amount of Debentures of the affected series, may declare the principal of and accrued but unpaid interest on all Debentures due upon the happening of any of the events of default specified in the Indenture, but the holders of a majority of the outstanding principal amount of those Debentures may waive any default and rescind such declaration if the default is cured within the 30 day period, except a default in the payment of the principal of or interest on any Debenture or a default on any senior debt.  The holders of a majority of the outstanding principal amount of the Debentures of any affected series may direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any power or trust conferred upon, the Trustee, but the Trustee may decline to follow any direction that conflicts with law or any provision of the Indenture, or is unduly prejudicial to the rights of the other holders of Debentures or would involve the Trustee in personal liability.  Holders may not institute any proceeding to enforce the Indenture unless the Trustee refuses to act for 60 days after request from the holders of at least 25% in principal amount of the Debentures of the affected series and during that 60 day period the holders of a majority in principal amount do not give the Trustee a direction inconsistent with the request, and tender to the Trustee of satisfactory indemnity.  Nevertheless, any holder may enforce the payment of the principal of and interest on the holder's Debenture when due.

Concerning the Trustee
The Trustee does not have any other business relationship with 1st Franklin. The Trustee maintains its principal corporate trust office in Columbus, Georgia.
Evidence to be Furnished to the Trustee

The Indenture provides that, upon any application or request by us to the Trustee to act, we will provide the Trustee an officer's certificate and an opinion of counsel stating that any necessary conditions precedent have been met.  Within 120 days after the end of each fiscal year, 1st Franklin is required to file with the Trustee an officers' certificate stating whether or not, to the best knowledge of the signers, 1st Franklin is in default in the performance of any covenant, agreement or condition in the Indenture and, if so, specifying each such default and, with respect to each, the action taken or proposed to be taken by 1st Franklin to remedy such default.

LEGAL MATTERS
The validity of the issuance of the Debentures being offered by this prospectus has been passed upon for us by Jones Day, Atlanta, Georgia.
EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

REPORTS TO SECURITY HOLDERS

A copy of the above-mentioned annual report and quarterly report are being delivered with this prospectus.  Additionally, we provide each security holder with our most recent annual report containing financial information that has been examined and reported upon, with an opinion expressed, by an independent registered public accounting firm.  We also provide each security holder with our most recent quarterly report containing unaudited financial information.  Each of these reports for the current year are also available on our web site at http://www.1ffc.com.  Information contained on our website does not constitute part of this prospectus, and you should rely only on the information contained, or specifically incorporated by reference, in this prospectus in deciding whether to invest in Debentures.

APPENDIX I TO PROSPECTUS INFORMATION AS OF JUNE 30, 2006
1.	Unused borrowings under our $30,000,000 Credit Agreement	$8,409,834

2.	Debentures outstanding under Indenture	$53,197,850

3.	Senior debt outstanding	$177,735,112